Exhibit 99.1

EFUTURE ANNOUNCES FOURTH QUARTER AND FULL YEAR 2012
UNAUDITED FINANCIAL RESULTS

BEIJING — March 18, 2013 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Full Year 2012 Financial Highlights

●	Total revenue increased 14% year-over-year to RMB198.4 million (US$31.8 million).
●	Gross profit increased 40% year-over-year to RMB78.5 million (US$12.6 million).
●	Adjusted EBITDA increased 439% to RMB16.2 million (US$2.6 million).
●	Operating profit was RMB1.5 million (US$0.2 million), compared to an operating loss of RMB19.5 million in 2011.
●	Net loss was RMB5.8 million (US$0.9 million), compared to a net loss of RMB18.8 million in 2011.
●	Adjusted net income was RMB6.9 million (US$1.1 million), compared to adjusted net loss of RMB1.5 million in 2011.
●	Basic and diluted loss per share was RMB1.41 (US$0.23), as compared to basic and diluted loss per share of RMB4.56 in 2011.
●	Adjusted diluted earnings per share was RMB1.69 (US$0.27), as compared to adjusted diluted loss per share of RMB0.37 in 2011.

Fourth Quarter 2012 Financial Highlights

●	Total revenue increased 13% year-over-year to RMB98.3 million (US$15.8 million).
●	Gross profit increased 41% year-over-year to RMB39.5 million (US$6.3 million).
●	Adjusted EBITDA increased 82% to RMB18.5 million (US$3.0 million).
●	Operating income increased 877% to RMB16.1 million (US$2.6 million).
●	Net income was RMB1.8 million (US$0.3 million), compared to net loss of RMB7.9 million in the fourth quarter 2011.
●	Adjusted net income was RMB3.7 million (US$0.6 million), compared to RMB2.0 million in the fourth quarter 2011.
●	Basic and diluted earnings per share was RMB0.43 (US$0.07), as compared to basic and diluted loss per share of RMB1.92 in the fourth quarter 2011.
●	Adjusted diluted earnings per share was RMB0.89 (US$0.14), as compared to adjusted diluted earnings per share of RMB0.47 in the fourth quarter 2011.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented on the results. “I am pleased to report that 2012 was a successful year for eFuture, highlighted by a total revenue growth of 14 percent as a result of our focus to push sales in higher contract value products and services to big brands. This growth was well supported by the continued strong performance of our core business, which grew by 25%, and comprises software licensing, customized IT solutions services and recurring maintenance services. Secondly, I am also delighted to see consistent growth from clients in tier two and three cities, following our diversification strategy from 2009 to localize sales and delivery teams in these areas. Our efforts have realized 67% and 33% year-over-year growth in tier two and three cities, respectively, from 2011 to 2012. We believe nationwide urbanization will continue to act as a solid growth driver for our company.

“Thirdly, the successful execution of our initiatives designed to improve efficiency, through internal restructuring and operational systemization, enabled us to increase our gross margin by 800 basis points in full fiscal year 2012 compared with the previous year. The result of our operational initiatives combined with the benefits from our recent business gains has driven our full year adjusted EBITDA to RMB16.2 million.”

Mr. Yan concluded, “Our long term goal remains the same: to sustain our momentum and seize opportunities in the retail and consumer goods market, develop innovative IT products and improve customer satisfaction. Regarding Cloud and mobile solutions, we will continue to evaluate all opportunities we believe would best complement our core businesses, or increase our competitive advantages as a way to maximize value to our shareholders.”

Mr. Sean Zheng, Chief Financial Officer, added, “Our improved operational environment has enabled us to finish some Software licensing projects earlier than expected. As a result, some projected 2013 Q1 revenue has been pushed forward to become recognized in the fourth quarter 2012, and our results for this quarter look healthier than anticipated.

“Although we have seen a weaker-than-expected retail and consumer market at the beginning of 2013 which may impact our business over the year, we will attempt to mitigate these effects by applying our sound company principles to fully leverage the advantages acquired through our successful efficiency improvement initiatives. With our business continuing to grow, we are optimistic that we will achieve improved efficiency, better scalability and stronger financial results in 2013 and beyond.”

FULL YEAR 2012 FINANCIAL RESULTS

Revenue

Total revenue for the full year of 2012 increased 14% to RMB198.4 million (US$31.8 million) from RMB174.4 million in 2011.

Revenue Breakdown

	FY11	FY12
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software license sales	52,599	79,535	12,766	51%
Hardware sales	38,838	28,461	4,568	(27%)
Service fee income	83,011	90,359	14,504	9%
Total	174,448	198,355	31,838	14%

Software license revenue for 2012 increased 51% year-over-year to RMB79.5 million (US$12.8 million) from RMB52.6 million in 2011. The increase was primarily attributable to an increase in software licensing product sales from shopping malls and grocery stores.

Hardware revenue for 2012 decreased 27% year-over-year to RMB28.5 million (US$4.6 million) from RMB38.8 million in 2011. The decrease was a result of Company’s strategy to focus on higher margin projects.

Service fee income for 2012 increased 9% year-over-year to RMB90.4 million (US$14.5 million) from RMB83.0 million in 2011, which was primarily attributable to an increase in sales of delivery services and the recurring nature of our maintenance services.

Cost of Revenue

Cost of revenue for 2012 increased 1% to RMB119.8 million (US$19.2 million) from RMB118.3 million in 2011.

Cost of Revenue Breakdown

	FY11	FY12
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software license sales	12,659	26,652	4,278	111%
Cost of hardware sales	32,413	23,863	3,830	(26%)
Cost of service fee	57,885	62,410	10,017	8%
Amortization of acquired technology	7,839	4,157	667	(47%)
Amortization of software costs	3,320	2,767	444	(17%)
Impairment loss of intangible assets	4,135	-	-	(100%)
Total	118,251	119,849	19,237	1%

Gross Profit and Gross Margin

Gross profit increased 40% year-over-year to RMB78.5 million (US$12.6 million) from RMB56.2 million in 2011, and consolidated gross margin for 2012 was 40%, compared with 32% in 2011. The improvement in gross margin was mainly due to an increase in revenue from most of our business segments, an improved sales portfolio which focuses on more profitable projects and a streamlined cost structure resulting from the Company’s continued cost control measures.

Operating Expenses

Research and development (“R&D”) expenses for 2012 decreased 20% year-over-year to RMB3.7 million (US$0.6 million), or 2% of total revenue, compared with RMB4.7 million, or 3% of total revenue in 2011. The decrease was primarily attributable to the capitalization of R&D expenditure.

General and administrative expenses (“G&A”) for 2012 decreased 29% year-over-year to RMB32.8 million (US$5.3 million), representing 17% of total revenue, compared with RMB46.2 million, or 27% of total revenue in 2011. The decrease was primarily attributable to improved cost control in administrative related expenses and reduced provision for bad debt.

Selling and distribution (“S&D”) expenses for 2012 increased 63% year-over-year to RMB40.4 million (US$6.5 million), representing 20% of total revenue, compared with RMB24.8 million, or 14% of total revenue in 2011. The increase was primarily attributable to sales commissions for newly-signed contracts in the fiscal year and an increase of business development expenditure in relation to seed businesses.

Operating Profit/Loss

Operating profit in 2012 was RMB1.5 million (US$0.2 million), compared with an operating loss of RMB19.5 million in 2011.

Net Loss/Adjusted Net Income/Loss and Loss Per Share/Adjusted Earnings/Loss Per Share

As a result of the aforementioned loss, 2012 net loss was RMB5.8 million (US$0.9 million), compared with a net loss of RMB18.8 million in 2011. Adjusted net income for 2012 was RMB6.9 million (US$1.1 million), compared with an adjusted net loss of RMB1.5 million in 2011.

Basic and diluted loss per share in 2012 was RMB1.41 (US$0.23), compared to basic and diluted loss per share of RMB4.56 in 2011. Adjusted diluted earnings per share was RMB1.69 (US$0.27), compared to an adjusted diluted loss per share of RMB0.37 in 2011.

EBITDA

Adjusted EBITDA for 2012 was RMB16.2 million (US$2.6 million), increased by 439% from RMB3.0 million in 2011.

FOURTH QUARTER 2012 FINANCIAL RESULTS

Revenue

Total revenue for the fourth quarter 2012 increased 13% to RMB98.3 million (US$15.8 million) from RMB86.7 million in the fourth quarter 2011.

Revenue Breakdown

	4Q11	4Q12
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software license sales	27,294	42,311	6,791	55%
Hardware sales	25,542	17,157	2,754	(33%)
Service fee income	33,898	38,829	6,233	15%
Total	86,734	98,297	15,778	13%

Software license revenue for the fourth quarter 2012 increased 55% year-over-year to RMB42.3 million (US$6.8 million) from RMB27.3 million in the fourth quarter 2011. The increase was primarily attributable to an increase in sales from our software licensing products.

Hardware revenue in the fourth quarter 2012 decreased 33% year-over-year to RMB17.2 million (US$2.8 million) from RMB25.5 million in the fourth quarter 2011. The decrease was a result of Company’s strategy to focus on higher margin projects.

Service fee income for the fourth quarter 2012 increased 15% year-over-year to RMB38.8 million (US$6.2 million) from RMB33.9 million in the fourth quarter 2011, which was primarily attributable to an increase in sales of our customization IT services and the recurring nature of our maintenance services.

Cost of Revenue

Cost of revenue for the fourth quarter 2012 increased 0.04% to RMB58.79 million (US$9.4 million) from RMB58.77 million in the fourth quarter 2011.

Cost of Revenue Breakdown

	4Q11	4Q12
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software license sales	5,875	13,464	2,161	129%
Cost of hardware sales	21,229	14,200	2,279	(33%)
Cost of service fee	25,048	30,167	4,842	20%
Amortization of acquired technology	1,742	114	18	(93%)
Amortization of software costs	741	846	136	14%
Impairment loss of intangible assets	4,135	-	-	(100%)
Total	58,770	58,791	9,437	0.04%

Gross Profit and Gross Margin

Gross profit increased 41% year-over-year to RMB39.5 million (US$6.3 million) from RMB28.0 million in the fourth quarter 2011, and consolidated gross margin for the fourth quarter 2012 was 40%, compared with 32% in the fourth quarter 2011. The improvement in gross margin was mainly due to an increase in sales from most of our business segments.

Operating Expenses

Research and development (“R&D”) expenses for the fourth quarter 2012 increased 12% year-over-year to RMB1.3 million (US$0.2 million), or 1% of total revenue, compared with RMB1.2 million, or 1% of total revenue in the fourth quarter 2011. The increase in R&D expense was primarily attributable to a year-end bonus accrual.

General and administrative expenses (“G&A”) for the fourth quarter 2012 decreased 45% year-over-year to RMB9.6 million (US$1.5 million), representing 10% of total revenue, compared with RMB17.3 million, or 20% of total revenue in the fourth quarter 2011. The decrease was primarily attributable to our continued discipline in controlling administrative expenses as part of the Company’s focus on profitability.

Selling and distribution (“S&D”) expenses for the fourth quarter 2012 increased 59% year-over-year to RMB12.5 million (US$2.0 million), representing 13% of total revenue, compared with RMB7.9 million, or 9% of total revenue in the fourth quarter 2011. The increase was primarily attributable to sales commissions for the newly-signed contracts.

Operating Income

Operating income in the fourth quarter 2012 was RMB16.1 million (US$2.6 million), increased by 877% from RMB1.6 million in the fourth quarter 2011.

Net Income /Adjusted Net Income and Earnings Per Share/Adjusted Earnings Per Share

Fourth quarter 2012 net income was RMB1.8 million (US$0.3 million), compared with a net loss of RMB7.9 million in the fourth quarter 2011. Adjusted net income for the fourth quarter 2012 was RMB3.7 million (US$0.6 million), compared with RMB2.0 million in the fourth quarter 2011.

Basic and diluted earnings per share in the fourth quarter 2012 was RMB0.43 (US$0.07), compared to basic and diluted loss per share of RMB1.92 in the fourth quarter 2011. Adjusted diluted earnings per share was RMB0.89 (US$0.14), compared to RMB0.47 in the fourth quarter 2011.

EBITDA

Adjusted EBITDA for the fourth quarter 2012 was RMB18.5 million (US$3.0 million), increased by 82% from RMB10.2 million in the fourth quarter 2011.

Balance Sheet and Cash Flow

As of December 31, 2012, cash and cash equivalents amounted to RMB79.4 million (US$12.7 million), an increase of RMB22.2 million from RMB57.2 million as of December 31, 2011. The increase was primarily attributable to an increase in cash collection from our core business operation.

Total accounts receivable as of December 31, 2012 increased 27% to RMB25.2 million (US$4.0 million) from RMB19.9 million as of December 31, 2011. The increase was primarily attributable to an increase in overall sales.

Inventory and work in process as of December 31, 2012 decreased 31% to RMB19.3 million (US$3.1 million) from RMB28.0 million as of December 31, 2011. The decrease was primarily attributable to the reduced work-in-process projects as a result of better project management.

For the full year ended December 31, 2012, net cash provided by operating activities was RMB37.9 million (US$6.1 million). Net cash used in investing activities was RMB15.7 million (US$2.5 million).

Share Repurchase Program

On December 22, 2011, the Company announced a share repurchase program to repurchase up to US$2 million worth of its ordinary shares over the next 12 months. During the fourth quarter of 2012, eFuture repurchased approximately 12 thousands shares with an average price of US$3.5 per share. Today, the Board of Directors of the Company announced to suspend the Company's share repurchase program for the foreseeable future. The Company expects it will be able to generate enhanced shareholder value by investing the cash for future business development and the growth of its business.

FIRST QUARTER 2013 GUIDANCE

eFuture expects total revenue for the first quarter 2013 to be in the range of RMB22 million (US$3.5 million) to RMB25 million (US$4 million). Adjusted EBITDA for the first quarter 2013 is expected to be in the range of minus RMB5 million (US$0.8 million) to RMB6 million (US$1 million).

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on March 19, 2013 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company's 2012 fourth quarter and full year results and recent business activities. The conference call may be accessed by dialing:

To access the conference call, please dial:
Toll Free: U.S. Hong Kong	1-866-519-4004 800-930-346
Toll: International China Hong Kong U.S. Passcode:	65-6723-9381 400-620-8038 / 800-819-0121 852-2475-0994 1-718-354-1231 eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers:

Toll Free: U.S. China Hong Kong	1-855-452-5696 400-120-0932 / 800-870-0205 800-963-117
International Toll:	61-2-8199-0299
Replay Passcode:	1886-9877
Available Time:	11:00 a.m. March 19, 2013 ET – 08:00 a.m. March 27, 2013 ET

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.e-future.com.cn.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2301 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2012 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 18, 2013, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.
Investor Contact: Troe Wen, Company Secretary eFuture Information Technology Inc. +86 10 5293 7699 ir@e-future.com.cn

– FINANCIAL TABLES TO FOLLOW

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2301
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2011	2012	2012
Revenues	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Software revenue	52,599,132	79,535,451	12,766,320	27,293,638	42,311,087	6,791,398
Hardware revenue	38,838,235	28,460,810	4,568,275	25,541,584	17,156,646	2,753,831
Service fee revenue	83,011,113	90,358,608	14,503,556	33,898,471	38,829,098	6,232,500
Total Revenues	174,448,480	198,354,869	31,838,152	86,733,693	98,296,831	15,777,729

Cost of revenues
Cost of software revenue	(12,658,868)	(26,651,708)	(4,277,894)	(5,874,419)	(13,463,689)	(2,161,071)
Cost of hardware revenue	(32,412,956)	(23,862,880)	(3,830,256)	(21,229,193)	(14,200,204)	(2,279,290)
Cost of service fee revenue	(57,885,408)	(62,409,787)	(10,017,462)	(25,047,645)	(30,167,197)	(4,842,169)
Amortization of acquired technology	(7,838,965)	(4,157,333)	(667,298)	(1,742,287)	(114,480)	(18,375)
Amortization of software costs	(3,319,857)	(2,767,041)	(444,141)	(741,329)	(845,902)	(135,777)
Impairment loss of intangible assets	(4,135,194)	-	-	(4,135,194)	-	-
Total Cost of Revenues	(118,251,248)	(119,848,749)	(19,237,051)	(58,770,067)	(58,791,472)	(9,436,682)

Gross Profit	56,197,232	78,506,120	12,601,101	27,963,626	39,505,359	6,341,047

Operating Expenses
Research and development expenses	(4,666,122)	(3,737,959)	(599,984)	(1,163,364)	(1,305,367)	(209,526)
General and administrative expenses	(46,231,355)	(32,799,689)	(5,264,713)	(17,273,196)	(9,562,760)	(1,534,928)
Selling and distribution expenses	(24,845,248)	(40,448,601)	(6,492,448)	(7,880,351)	(12,545,370)	(2,013,671)
Total Operating Expenses	(75,742,725)	(76,986,249)	(12,357,145)	(26,316,911)	(23,413,497)	(3,758,125)

Profit/(Loss) from operations	(19,545,493)	1,519,871	243,956	1,646,715	16,091,862	2,582,922

Other income (expenses)
Interest income	534,203	497,457	79,847	380,498	143,108	22,970
Interest expenses	(550,338)	-	-	(63,798)	-	-
Interest expenses - amortization of discount on convertible notes payable	(6,431,872)	-	-	(6,086,046)	-	-
Interest expenses - amortization of deferred loan costs	(474,399)	-	-	(202,734)	-	-
Loss on investments	(240,000)	-	-	(240,000)	-	-
Gains on derivative liabilities	347,565	3,168	508	(1,311)	-	-
Other income/(expenses)	873,697	(3,537,252)	(567,767)	318,999	(4,339,707)	(696,571)
Foreign currency exchange loss	(36,864)	(5,328)	(855)	(69,363)	(21,234)	(3,408)
Profit/(Loss) from continuing operations before income tax	(25,523,501)	(1,522,084)	(244,311)	(4,317,040)	11,874,028	1,905,913
Less: Income tax expense/(benefit)	(571,857)	4,270,945	685,534	3,597,525	10,123,572	1,624,945
Loss from continuing operations	(24,951,644)	(5,793,029)	(929,845)	(7,914,565)	1,750,457	280,968
Less: Net loss attributable to the non-controlling interest	(511,423)	-	-	-	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(24,440,221)	(5,793,029)	(929,845)	(7,914,565)	1,750,457	280,968
Discontinued operations
Gain from discontinued operations (including gain on disposal of ¥6,701,170 and nil, respectively)	5,609,352	-	-	-	-	-
Less: Income tax expenses	-	-	-	-	-	-
Gain from discontinued operations	5,609,352	-	-	-	-	-
Net loss	(18,830,869)	(5,793,029)	(929,845)	(7,914,565)	1,750,457	280,968
Earnings/(Loss) per share
Basic	(4.56)	(1.41)	(0.23)	(1.92)	0.43	0.07
- Continuing operations	(5.92)	(1.41)	(0.23)	(1.92)	0.43	0.07
- Discontinued operations	1.36	-	-	-	-	-
Diluted	(4.56)	(1.41)	(0.23)	(1.92)	0.43	0.07
- Continuing operations	(5.92)	(1.41)	(0.23)	(1.92)	0.43	0.07
- Discontinued operations	1.36	-	-	-	-	-
Basic Weighted-average Shares Outstanding	4,130,221	4,098,772	4,098,772	4,130,221	4,066,472	4,066,472
Fully-Diluted Weighted-average Shares Outstanding	4,130,221	4,098,919	4,098,919	4,130,221	4,151,935	4,151,935

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2301
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,
	2011	2012	2012
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	57,157,078	79,373,365	12,740,304
Trade receivables, net of allowance for doubtful accounts of ¥3,559,207 and ¥2,811,934($451,347), respectively	19,904,642	25,182,508	4,042,071
Refundable value added tax	6,950,923	5,000,709	802,669
Advances to employees	1,749,427	1,365,995	219,257
Advances to suppliers	331,040	-	-
Other receivables due from previously consolidated entities	1,067,000	405,000	65,007
Other receivables	2,021,053	2,174,556	349,040
Prepaid expenses	1,465,219	1,134,602	182,116
Inventory and work in process, net of inventory provision of ¥4,507,846 and ¥2,467,133($396,002), respectively	28,001,490	19,299,732	3,097,821
Total current assets	118,647,872	133,936,467	21,498,285
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($38,523), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥5,748,528 and ¥7,472,485($1,199,417), respectively	3,930,974	4,357,965	699,502
Intangible assets, net of accumulated amortization of ¥65,846,644 and ¥72,771,017($11,680,554), respectively	17,190,976	22,216,204	3,565,946
Goodwill	80,625,667	80,625,667	12,941,312
Deferred tax assets	-	8,125,595	1,304,248
Total non-current assets	101,747,617	115,325,431	18,511,008
Total assets	220,395,489	249,261,898	40,009,293

LIABILITIES AND EQUITY
Current liabilities
Trade payables	12,500,602	17,548,846	2,816,784
Other payables	12,525,300	16,920,421	2,715,915
Accrued expenses	14,464,113	26,706,174	4,286,636
Taxes payable	4,205,734	16,128,906	2,588,868
Advances from customers	49,653,714	47,519,612	7,627,424
Deferred tax liabilities, current portion	623,600	42,900	6,886
Total current liabilities	93,973,063	124,866,859	20,042,513
Long-term liabilities
Derivative liabilities	3,168	-	-
Deferred tax liabilities	413,130	-	-
Total long-term liabilities	416,298	-	-

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,977,221 shares and 3,912,176 shares issued and outstanding, respectively	2,353,068	2,321,998	372,706
Additional paid-in capital	225,411,222	229,624,232	36,857,231
Statutory reserves	3,305,527	5,914,384	949,324
Accumulated deficits	(105,063,689)	(113,465,575)	(18,212,481)
Total equity	126,006,128	124,395,039	19,966,780
Total liabilities and equity	220,395,489	249,261,898	40,009,293

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2301
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2011	2012	2012
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	(18,830,869)	(5,793,029)	(929,845)	(7,914,565)	1,750,457	280,968
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	1,996,264	1,956,728	314,076	585,756	464,283	74,523
Amortization of intangible assets	11,206,919	6,924,374	1,111,439	2,483,616	960,382	154,152
Impairment of intangible assets	4,135,194	-	-	4,135,194	-	-
Amortization of discount on convertible notes payable	6,431,872	-	-	6,086,046	-	-
Amortization of deferred loan costs	474,399	-	-	202,734	-	-
Gain on extinguishment of debt	(382,889)	-	-	-	-	-
Loss/(Gain) on derivative liabilities	(347,565)	(3,168)	(508)	1,311	-	-
Investment loss/(income)	(6,461,170)	-	-	240,000	-	-
Loss on disposal of property and equipment	88,148	6,959	1,117	15,304	6,959	1,117
Allowance for doubtful accounts	2,832,646	2,290,370	367,630	194,130	(10,489)	(1,684)
Provision (Reversal) for loss in inventory and work in process	4,184,469	(2,040,713)	(327,557)	3,142,526	(3,451,567)	(554,015)
Compensation expenses	5,308,608	5,784,391	928,459	1,300,228	985,823	158,236
Deferred income taxes	(2,691,481)	(9,119,425)	(1,463,769)	1,477,900	(3,266,797)	(524,357)
Foreign exchange loss/(gain)	(141,638)	5,329	855	94,006	20,734	3,328
Non-controlling interest	(511,423)	-	-	-	-	-
Changes in assets and liabilities:
Trade receivables	(9,051,744)	(7,568,236)	(1,214,786)	(3,042,937)	(2,572,738)	(412,953)
Refundable value added tax	(4,295,257)	1,950,214	313,031	(2,873,746)	(3,098,040)	(497,270)
Advances to employees	720,142	383,432	61,545	655,711	315,968	50,716
Advances to suppliers	1,703,355	57,340	9,204	(305,939)	-	-
Other receivables	3,163,605	508,497	81,619	2,340,440	4,498,953	722,132
Prepaid expenses	(794,600)	330,617	53,068	(109,554)	677,082	108,679
Inventory and work in process	(16,554,487)	10,742,471	1,724,285	16,922,419	19,298,060	3,097,552
Trade payables	6,036,907	5,048,244	810,299	(3,048,966)	4,118,122	661,004
Other payables	1,533,607	4,395,121	705,466	3,802,466	6,072,546	974,711
Accrued expenses	(1,392,446)	12,242,061	1,964,986	4,009,387	18,104,864	2,906,031
Taxes payable	(2,345,297)	11,923,172	1,913,801	4,989,493	14,969,214	2,402,725
Advances from customers	7,465,494	(2,134,102)	(342,547)	(19,034,805)	(17,938,083)	(2,879,261)
Net cash provided by (used in) operating activities	(6,519,237)	37,890,647	6,081,868	16,348,155	41,905,733	6,726,334

Cash flows from investing activities:
Purchases of property and equipment	(1,425,678)	(2,117,218)	(339,837)	(111,232)	(131,409)	(21,093)
Payments for intangible assets	(8,220,522)	(11,949,601)	(1,918,044)	(3,659,490)	(1,198,416)	(192,359)
Cash paid for ordinary shares repurchase	-	(1,602,451)	(257,211)	-	(247,774)	(39,770)
Cash received from disposal of property and equipment	3,000	240	39	-	240	39
Disposal of investments	5,895,999	-	-	-	-	-
Net cash used in investing activities	(3,747,201)	(15,669,031)	(2,515,053)	(3,770,722)	(1,577,359)	(253,183)

Cash flows from financing activities:
Cash paid for the redemption of convertible notes	(6,329,300)	-	-	(6,329,300)	-	-
Net cash provided by financing activities	(6,329,300)	-	-	(6,329,300)	-	-

Effect of exchange rate changes on cash and cash equivalents	(14,362)	(5,329)	(855)	(119,811)	(20,734)	(3,329)

Net increase (decrease) in cash and cash equivalents	(16,610,100)	22,216,287	3,565,960	6,128,322	40,307,640	6,469,822

Change in cash and cash equivalents included in the current assets of discontinued operations
Cash and cash equivalents at beginning of period	73,767,178	57,157,078	9,174,344	51,028,756	39,065,725	6,270,482
Cash and cash equivalents at end of period	57,157,078	79,373,365	12,740,304	57,157,078	79,373,365	12,740,304

Supplemental cash flow information
Interest paid	482,048	-	-	158,873	-	-
Income tax paid	3,758,088	1,571,915	252,310	3,758,088	1,571,915	252,310

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate	6.2301
NON-GAAP MEASURES OF PERFORMANCE

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2011	2012	2012
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income/(loss) (GAAP Basis)	(19,545,493)	1,519,871	243,956	1,646,715	16,091,862	2,582,922

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	7,838,965	4,157,333	667,298	1,742,287	114,480	18,375
Add back amortization of intangibles	3,319,857	2,767,041	444,141	741,329	845,902	135,777
Add back impairment of intangible assets	4,135,194	-	-	4,135,194	-	-
Add back share-based compensation expenses	5,308,608	5,784,391	928,459	1,300,159	985,823	158,235
Adjusted non-GAAP operating income	1,057,131	14,228,636	2,283,854	9,565,684	18,038,067	2,895,309
Add back depreciation	1,947,925	1,956,728	314,076	585,757	464,283	74,523

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	3,005,056	16,185,364	2,597,930	10,151,441	18,502,350	2,969,832

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating income/(loss) (GAAP BASIS)	-11%	1%	1%	2%	16%	16%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	4%	2%	2%	2%	0%	0%
Amortization of intangibles	2%	1%	1%	1%	1%	1%
Share-based compensation expenses	3%	3%	3%	1%	1%	1%
Adjusted non-GAAP operating income/(loss)	-2%	7%	7%	6%	18%	18%
Depreciation	1%	1%	1%	1%	0%	0%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-1%	8%	8%	7%	19%	19%

NON-GAAP EARNINGS PER SHARE

Net loss from continuing operations	(24,440,221)	(5,793,029)	(929,845)	(7,914,565)	1,750,457	280,968
Amortization of acquired software technology	7,838,965	4,157,333	667,298	1,742,287	114,480	18,375
Amortization of intangibles	3,319,857	2,767,041	444,141	741,329	845,902	135,777
Share-based compensation expenses	5,308,608	5,784,391	928,459	1,300,159	985,823	158,235
Accretion on convertible notes	6,431,872	-	-	6,086,046	-	-
Adjusted Net Income/(Loss)	(1,540,919)	6,915,736	1,110,053	1,955,256	3,696,662	593,355

Adjusted non-GAAP diluted earnings/(loss) per share	(0.37)	1.69	0.27	0.47	0.89	0.14
Shares used to compute non-GAAP diluted earnings per share	4,130,221	4,098,919	4,098,919	4,130,221	4,151,935	4,151,935